

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002728

January 24, 2005

David B. Hollander
Legal Manager – Corporate Acquisitions & Finance
Electronic Data Systems Corporation
Legal Affairs
H3-3A-05
5400 Legacy Drive
Plano, TX 75024

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/24/2005

Re: Electronic Data Systems Corporation
Incoming letter dated December 15, 2004

Dear Mr. Hollander:

This is in response to your letter dated December 15, 2004 concerning the shareholder proposals submitted to EDS by the Ray T. Chevedden and Veronica G. Chevedden Family Trust, Nick Rossi and William Steiner. We also have received letters on the proponents' behalf dated December 30, 2004, January 7, 2005 and January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Legal Affairs

H3-3A-05
5400 Legacy Drive
Plano, Texas 75024



December 15, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Electronic Data Systems Corporation
Chevedden Shareholder Proposal (as proxy for Rossi) re simple majority vote
Chevedden Shareholder Proposal (as proxy for Steiner) re classified board
Chevedden Shareholder Proposal (as proxy for Chevedden family Trust) re rights plans

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter notifies you of the intention of Electronic Data Systems Corporation ("EDS") to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders ("2005 Proxy Materials") the following stockholder proposals submitted by John Chevedden: (i) proposal submitted as proxy for Nick Rossi regarding simple majority vote dated October 12, 2004 (the "Majority Vote Proposal"); (ii) proposal submitted as proxy for William Steiner regarding annual election of directors dated September 28, 2004 (the "Classified Board Proposal"); and (iii) proposal submitted as proxy for the Ray T. Chevedden and Veronica G. Chevedden Family Trust regarding rights plans dated October 17, 2004 (the "Rights Plan Proposal" and, collectively with the Majority Vote Proposal and the Classified Board Proposal, the "Proposals").

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, EDS notifies Mr. Chevedden of its intention to omit the Proposals (including the respective resolutions and supporting statements) from its 2005 Proxy Materials. Also in accordance with Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before EDS intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

EDS requests the concurrence of the Staff that it will not recommend enforcement action if EDS omits the Majority Vote Proposal, the Classified Board Proposal and the Rights Plan Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(10) on the basis that EDS has already substantially implemented such Proposals and also, with respect to the Rights Plan Proposal, under Rule 14a-8(i)(2) on the basis that implementation of that proposal in the form presented would cause EDS to violate the laws of Delaware, EDS' state of incorporation. To the extent that the reasons for omitting the Proposals are based on matters of law, this letter, and the letter of Prickett, Jones & Elliott, P.A. referred to below relating specifically to the Rights Plan Proposal, also constitute the opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

972 605 5500

Background

Description of Proposals

Majority Vote Proposal

The Majority Vote Proposal recommends as follows:

> RECOMMEND: That our Board of Directors take each step necessary for adoption of a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This includes using all means in our Board's power such as accompanying special company solicitations and one-on-one management contacts with major shareholders to obtain the high super majority vote required for formal adoption of this proposal topic. This includes a commitment by our Board to submit this same topic proposal for 2006 shareholder proxy approval with redoubled efforts if this proposal does not receive the high super majority vote required to be adopted.

A copy of the Majority Vote Proposal and supporting statement, as well as the accompanying letter from Mr. Chevedden, is set forth as Attachment A.

Classified Board Proposal

The Classified Board Proposal requests as follows:

> RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually. This includes using all means in our Board's power such as accompanying special company solicitations and one-on-one management contacts with major shareholders to obtain the high super majority vote required for formal adoption of this proposal topic. This includes an announced intent by our Board to submit this same topic proposal for 2006 shareholder proxy approval with redoubled efforts. This would apply if this proposal does not receive the unreasonably high 80% vote of all shares in existence needed for adoption.

A copy of the Classified Board Proposal and supporting statement, as well as the accompanying letter from Mr. Chevedden, is set forth as Attachment B.

Rights Plan Proposal

The Rights Plan Proposal requests as follows:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by the Board and to formalize this as a corporate governance policy or bylaw consistent with the governing documents of our company.

A copy of the Rights Plan Proposal and supporting statement, as well as the accompanying letter from Mr. Chevedden, is set forth as Attachment C.

Action by EDS Board of Directors

Mr. Chevedden has submitted proposals regarding supermajority vote and rights plans at each EDS Annual Meeting since 2000 and regarding classified boards at our Annual Meeting in 2004.

In May 2004, EDS announced that its Board of Directors determined to present to stockholders for approval at the 2005 Annual Meeting the following three proposals: (i) a proposal to amend EDS' Certificate of Incorporation to provide that those actions which currently require a supermajority shareholder vote shall require a majority vote; (ii) a proposal to amend EDS' Certificate of Incorporation to eliminate the company's classified board structure and provide for the annual election of directors; and (iii) a proposal to approve either EDS' current rights plan or a modified rights plan (EDS further stated that if the rights plan were not approved EDS would redeem the current rights plan and not implement a new plan without shareholder approval). These actions by the EDS Board, which were reported on EDS' Form 8-K filed May 6, 2004, were taken too close to the date of the 2004 Annual Meeting for the three related Chevedden proposals regarding those matters to be omitted from the proxy statement for that meeting.

EDS subsequently reported on a Form 8-K filed December 8, 2004 that its Board of Directors has determined to terminate the company's existing rights plan in February 2005 and will not propose any rights plan for approval by stockholders at the 2005 Annual Meeting. EDS further stated that it will submit any future rights plan for approval by stockholders unless the Board, exercising its fiduciary duties under Delaware law, determines that such a submission would not be in the interests of stockholders under the circumstances. The full text of the EDS Rights Plan Policy is as follows:

> The Board will only adopt a rights plan if either (1) EDS' stockholders have approved adoption of the rights plan or (2) the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in the best interests of EDS' stockholders to adopt a rights plan without seeking stockholder approval.

The EDS Rights Plan Policy will be included in EDS' published Corporate Governance Guidelines as well as its proxy statement for the 2005 Annual Meeting.

The December 8, 2004 Form 8-K also reaffirmed EDS' intent to submit to stockholders at the 2005 Annual Meeting proposals to repeal the company's classified board structure and eliminate the supermajority voting provisions in its Certificate of Incorporation and by-laws.

Analysis

Majority Vote Proposal

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." As reported in the May 6 Form 8-K, and reaffirmed in the December 8 Form 8-K, EDS will submit to shareholders at the 2005 Annual Meeting a management proposal to eliminate all supermajority voting requirements in its Certificate of Incorporation and By-laws. EDS will include in the 2005 Proxy Materials management's recommendation that shareholders approve this proposal. In addition, management intends to solicit proxies to vote in favor of this proposal, including through contacts with major shareholders, with the goal of obtaining the 80% vote required for approval. Although management expects this proposal will be approved at the 2005 Annual Meeting, it intends to present the proposal at the following Annual Meeting in the event it is not approved in 2005.

As indicated above, the Board has taken and will take all actions requested by the Majority Vote Proposal. If management's proposal is approved by shareholders at the 2005 Annual Meeting, EDS'

Certificate of Incorporation and By-laws will be promptly amended to replace all super-majority voting requirements with a majority vote requirement. Accordingly, EDS believes it is clear that it has substantially implemented the Majority Vote Proposal and that EDS may therefore omit such proposal under Rule 14a-8(i)(10).

Classified Board Proposal

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." As reported in the May 6 Form 8-K, and reaffirmed in the December 8 Form 8-K, EDS will submit to shareholders at the 2005 Annual Meeting a management proposal to amend its Certificate of Incorporation to remove the classified board structure and provide for the annual election of directors. The proposal will be designed to provide for the election of each director to a one-year term commencing in 2006. EDS will include in the 2005 Proxy Materials management's recommendation that shareholders approve this proposal. In addition, management intends to solicit proxies to vote in favor of this proposal, including through contacts with major shareholders, with the goal of obtaining the 80% vote required for approval. Although management expects this proposal will be approved at the 2005 Annual Meeting, it intends to present the proposal at the following Annual Meeting in the event it is not approved in 2005.

As indicated above, the Board has taken and will take all actions requested by the Classified Board Proposal. If management's proposal is approved by shareholders at the 2005 Annual Meeting, EDS' Certificate of Incorporation will be promptly amended to provide for the annual election of all directors. Accordingly, EDS believes it is clear that it has substantially implemented the Classified Board Proposal and that EDS may therefore omit such proposal under Rule 14a-8(i)(10).

Rights Plan Proposal

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." Rule 14a-8(i)(2) permits the omission of a shareholder proposal if "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

As discussed above, the Board of Directors has determined to terminate EDS' existing rights plan in February 2005 and will submit any future rights plan for approval by stockholders unless the Board, exercising its fiduciary duties under Delaware law, determines that such a submission would not be in the interests of stockholders under the circumstances.

The Staff issued favorable no action letters to Hewlett-Packard Company ("HP") in December 2003 and to 3M Company ("3M") in February 2004 under Rule 14a-8(i)(10) with respect to proposals submitted to those companies by Mr. Chevedden similar to the Rights Plan Proposal submitted to EDS and generally requesting such companies to submit any poison pill to a shareholder vote. *Hewlett-Packard Company* (avail. Dec. 24, 2003) and *3M Company* (avail Feb. 17, 2004).

Each of HP and 3M had adopted policies regarding rights plan similar to the EDS Rights Plan Policy described above. In light of the policies adopted by HP and 3M, each of those companies argued that it had already substantially implemented the Chevedden proposal. Each company specifically stated that the proviso to its policy, permitting a "fiduciary out" to the policy, was necessary under Delaware law, and submitted a legal opinion of Delaware counsel supporting that position. The Staff concurred in each case that it would not recommend enforcement action if the company omitted the proposal under Rule 14(a)(i)(10).

The circumstances with respect to the Rights Plan Proposal submitted to EDS and the EDS Rights Plan Policy are virtually identical. The Board's decision to terminate the EDS rights plan in February 2005, together with the adoption of the Rights Plan Policy described above, substantially implement the Rights Plan Proposal in that these actions implements such proposal to the greatest extent permitted under Delaware law. Just as the "fiduciary out" was a required element of the HP and 3M policies, the similar "fiduciary out" in the EDS Rights Plan Policy is required under Delaware law. Under Delaware law, a board of directors may not abdicate its right and ability to manage the corporation and act in accordance with its fiduciary responsibilities, including the ability to adopt and maintain a rights plan without the requirement of having to seek shareholder approval either before or after adoption of the plan. This view is supported by the legal opinion of Prickett, Jones & Elliott, P.A. attached to this letter as Attachment D which states in pertinent part that:

> Implementation of the 2005 Proposal would have the effect of eliminating the Board's control over the decision whether to redeem, repeal, or otherwise control a rights plan within 4 months of adoption. The absence of continuing discretion in the Board -- a fiduciary out -- materially and substantively limits, if not eliminates, the ability of the Bard to fulfill its fiduciary responsibilities to the Company and its stockholders. Thus, the 2005 Proposal is invalid under Delaware law.
>
> * * *
>
> [I]t is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to bind itself (or any future board of directors of the Company) to the 2005 Proposal's requirement that any future rights plan be redeemed or put to a stockholder vote within 4 months of adoption, unless there was excepted from such commitment actions which are necessary for the Board, as constituted now or in the future, to act in a manner consistent with its fiduciary duties to the Company and its stockholders.

It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal). In EDS' case, as in the case of HP and 3M, the Board's decision to terminate the current EDS rights plan together with its adoption of the EDS Rights Plan Policy implements the Rights Plan Proposal as fully as it can consistent with Delaware law and, therefore, meets the "substantially implemented" test under Rule 14a-8(i)(10).

In addition to the HP and 3M no-action letters, the no-action letter the Staff issued in 2003 to AutoNation, Inc., permitting the exclusion of a similar poison pill proposal from Mr. Chevedden on the grounds that it had been substantially implemented, also supports the conclusion that the Rights Plan Proposal may be excluded under Rule 14a-8(i)(10). See *AutoNation, Inc.* (avail. Mar. 5, 2003). AutoNation adopted the following policy: "The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In response to Mr. Chevedden's argument that AutoNation's policy could be revoked at any time by AutoNation's board of directors, the company responded as follows:

> The revocability of the Policy is consistent with other Company policies and the well-settled principal of corporate governance that current directors may not irreversibly bind future

directors from discharging their fiduciary duties. Of course, the Board would only revoke or change the Policy if, in the future in the good faith exercise of its fiduciary duties, the Board determines that the revocation or change of the Policy is in the best interests of the Company and its shareholders. Proponent's argument is disingenuous in implying that "substantial implementation" of the Proposal, which would not be binding on the Company even if approved by the Company's stockholders, requires irrevocable action by the Board.

The explicit "fiduciary out" contained in the EDS Rights Plan Policy is analogous to the implicit "fiduciary out" contained in AutoNation's policy.

Based on the foregoing, EDS believes it is clear that the Board's decision to terminate EDS' rights plan and its adoption of the EDS Rights Plan Policy substantially implements the Rights Plan Proposal and that EDS may therefore omit the Rights Plan Proposal under Rule 14a-8(i)(10).

In addition, as set forth in the legal opinion of Prickett, Jones & Elliott, P.A. discussed above, it would be impermissible under the laws of the State of Delaware for the EDS Board to bind itself (or any future Board) to the Rights Plan Proposal's requirement that any future rights plan be redeemed or put to a stockholder vote within four months of adoption without excepting from such commitment actions necessary for the Board to act in a manner consistent with its fiduciary duties to EDS and its stockholders. Accordingly, EDS believes it is clear that it may also omit the Rights Plan Proposal under Rule 14a-8(i)(2).

Request

Based on the foregoing analysis, EDS requests the concurrence of the Staff that it will not recommend enforcement action if EDS omits the Proposals from its 2005 Proxy Materials.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. I would be happy to provide you with any additional information and answer any questions. If the Staff disagrees with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you before the determination of the Staff's final position. Please call me at 972-605-5486 if I can be of any further assistance in this matter.

Very truly yours,



David B. Hollander
Legal Manager - Corporate Acquisitions & Finance

Attachment A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Michael H. Jordan
Electronic Data Systems Corporation (EDS)
5400 Legacy Dr
Plano TX 75024

Dear Mr. Jordan,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi 10/12/04

cc: Bruce N. Hawthorne, Corporate Secretary
PH: 972-604-6000
FX: 972-605-2643
FX: 972-605-5610

3 – Adopt Simple Majority Vote

RECOMMEND: That our Board of Directors take each step necessary for adoption of a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This includes using all means in our Board's power such as accompanying special company solicitations and one-on-one management contacts with major shareholders to obtain the high super majority vote required for formal adoption of this proposal topic. This includes a commitment by our Board to submit this same topic proposal for 2006 shareholder proxy approval with redoubled efforts if this proposal does not receive the high super majority vote required to be adopted.

90% yes-vote

We as shareholders voted in support of this topic and one other shareholder rights topic:

Year	Simple Majority Vote	Eliminate Poison Pill
2000	60%	61%
2001	62%	64%
2002	66%	69%
2003	63%	66%
2004	90%	86%

Additionally the shareholder proposal for annual election of each director won an 89%-vote at our 2004 annual. These percentages are based on yes and no votes cast.

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of each proposal which wins majority shareholder vote – as this proposal topic did at our 5 consecutive annual meetings.

80% Vote of all Outstanding Shares Needed

The need for this proposal is highlighted by the text in our 2004 annual meeting proxy:
"Adoption of this proposal [for Simple Majority Vote] would not in itself effectuate the changes contemplated by the proposal. Further action by the shareholders would be required to amend the Certificate of Incorporation and By-laws. Under these documents, an 80% vote of the outstanding shares would be required for approval. Under Delaware law, amendments to the Certificate of Incorporation require a recommendation from the Board of Directors prior to submission to shareholders."

According the above text, and due to stock that is not voted, the 90% vote in 2004 equals "only" 71% of shares outstanding. Thus this proposal is in favor of our board using all means in our Board's power to increase the 71%-vote to an 80%-vote required for adoption with an adequate margin for unforeseen events. Our board has made no commitment to take additional accompanying steps which could be reasonably foreseen to make possible the adoption of this proposal topic.

Terminate Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring an 80% vote of all outstanding shares to make certain governance changes, if

79% of shares outstanding vote yes and only 1% vote no — only 1% of shares could force their will on the overwhelming 79% majority.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Attachment B

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Michael H. Jordan
Electronic Data Systems Corporation (EDS)
5400 Legacy Dr
Plano TX 75024

Dear Mr. Jordan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Bruce N. Hawthorne, Corporate Secretary
PH: 972 604-6000
FX: 972 605-2643, -5610

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

This includes using all means in our Board's power such as accompanying special company solicitations and one-on-one management contacts with major shareholders to obtain the high super majority vote required for formal adoption of this proposal topic. This includes an announced intent by our Board to submit this same topic proposal for 2006 shareholder proxy approval with redoubled efforts. This would apply if this proposal does not receive the unreasonably high 80% vote of all shares in existence needed for adoption.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be similar to the Safeway Inc. 2004 definitive proxy example.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

89% Yes-Vote

We as shareholders voted solidly in support of this topic.

Year	Rate of Support
2004	89%

The 89%-vote is based on yes and no votes cast.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of any proposal which wins one majority shareholder vote.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- 2003 CEO pay of $7 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $6 million in unexercised stock options.
- Three of our directors each owned from zero (0) to 135 shares – commitment concern.
- We had no Lead Director or Independent Chairman.
- The Corporate Library gave our board an Overall Board Effectiveness rating of "D". TCL is an independent investment research firm in Portland, Maine. TCL said that overall our company's Board Effectiveness Rating suggests that the weaknesses of the board contributed a HIGH degree of investment, credit or underwriter risk to this stock (emphasis not added).
- Our CEO, Michael H. Jordan is designated a "problem director" by The Corporate Library. Reason: Mr. Jordan was the chairperson of the committee that set executive compensation at Aetna, Inc. TCL gave Aetna a CEO Compensation rating of "F".
- Our key Audit Committee allowed membership to one director who held 8-director seats plus a CEO-job – over-extension concern.

• Our board had two insiders plus one director with non-director links to our company – independence concern.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Attachment C

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Michael Jordan
Chairman
Electronic Data Systems Corp. (EDS)
5400 Legacy Drive
Plano, TX 75024
PH: 972-604-6000
FX: 972-605-6033

Dear Mr. Jordan,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden — 10-17-04

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden family Trust 050490
Shareholder

cc: EDS Legal
FX: 972-605-5613
David Hollander
PH: 972-605-5486
Bruce N. Hawthorne, Corporate Secretary
FX: 972 605-2643

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be relatively trivial in comparison to the potential loss of a valuable offer. This proposal includes using all means in our Board's power to obtain any super majority vote that may be required for formal adoption of this proposal topic such as accompanying special company solicitations and one-on-one management contacts with major shareholders.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

I believe that if a poison pill makes our company difficult to sell – or to exchange for shares in a more valuable company – that the value of our stock suffers.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Attachment A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Michael H. Jordan
Electronic Data Systems Corporation (EDS)
5400 Legacy Dr
Plano TX 75024

Dear Mr. Jordan,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi 10/12/04

cc: Bruce N. Hawthorne, Corporate Secretary
PH: 972-604-6000
FX: 972-605-2643
FX: 972-605-5610

PRICKETT, JONES & ELLIOTT
A PROFESSIONAL ASSOCIATION
1310 KING STREET, BOX 1328
WILMINGTON, DELAWARE 19899
TEL: (302) 888-6500
FAX: (302) 658-8111
www.prickett.com

DOVER OFFICE:
11 NORTH STATE STREET
DOVER, DE 19901
TEL: (302) 674-3841
FAX: (302) 674-5864

PENNSYLVANIA OFFICE:
217 WEST STATE STREET
KENNETT SQUARE, PA 19348
TEL: (610) 444-1573
FAX: (610) 444-9273

December 14, 2004

Electronic Data Systems Corporation
5400 Legacy Drive
Plano, TX 75024-3199

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law respecting a stockholder proposal (the "2005 Proposal") submitted to Electronic Data Systems Corporation, a Delaware corporation (the "Company"), by Mr. Ray T. Chevedden, on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490, with Mr. John Chevedden as proxy (collectively, the "Cheveddens"). The 2005 Proposal was submitted for inclusion in the Company's Proxy Statement for the 2005 Annual Meeting and for presentation at that meeting.

For purposes of rendering our opinion as stated herein, we have been furnished with and reviewed the following documents:

(1) The Company's Restated Certificate of Incorporation, as amended to date;

(2) The Company's bylaws, as amended to date;

(3) Mr. Ray T. Chevedden's letter of October 17, 2004, to the Company, attaching the 2005 Proposal; and

(4) The Rights Plan Policy adopted by the Company's Board of Directors on December 7, 2004 as set forth in the Current Report on Form 8-K filed by the Company on December 8, 2004.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

Factual Background

At each of the Company's Annual Meetings from 2000 through 2004, the Cheveddens offered various proposals recommending the redemption of the Company's rights plan and conditioning any future adoption or extension of a rights plan on a majority stockholder vote. Most recently, in connection with the Company's 2004 Annual Meeting, the Cheveddens' submitted the following proposal (the "2004 Proposal"):

> "RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to.a shareholder vote as a separate ballot item at the earliest possible shareholder election."

In response to the 2004 Proposal, the Board announced in advance of the 2004 Annual Meeting its intention to submit for shareholder approval at the Company's 2005 Annual Meeting of Shareholders, among other proposals,

> A proposal to approve either EDS' current rights plan or a modified rights plan. If shareholders do not approve the rights plan at that meeting, the Board intends to redeem EDS' existing rights plan and to not implement a successor rights plan that has not been approved by shareholders.

At the 2004 Annual Meeting, the 2004 Proposal received the support of a majority of the votes cast in connection therewith.

On December 7, 2004, the Company's Board determined that it would terminate the Company's existing rights plan in February 2005 and not propose any rights plan for approval by stockholders at the Company's 2005 Annual Meeting in April 2005. The Board adopted the following policy (the "Rights Plan Policy") regarding the adoption of rights plans in the future:

> The Board will only adopt a rights plan if either (1) EDS' stockholders have approved adoption of the rights plan or (2) the Board, including a majority of the independent members of the Board, in the exercise of its fiduciary responsibilities makes a determination that, under the circumstances existing at the time, it is in

the best interest of EDS' stockholders to adopt a rights plan without seeking stockholder approval.

Through the October 17, 2004 Letter, the Cheveddens submitted the 2005 Proposal, entitled "Redeem or Vote Poison Pill", which states in part as follows:

> "RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as a corporate governance policy or bylaw consistent with the governing documents of our company."[1]

The Company proposes to omit the 2005 Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(2) and Rule 14a-8(i)(10) of the Exchange Act. Rule 14a-8(i)(2) authorizes the exclusion of a proposal that, if implemented, would cause the Company, inter alia, to violate any state law to which it is subject. Rule 14a-8(i)(10) authorizes the exclusion of a stockholder proposal if it has been substantially implemented. We understand that the Company believes it has substantially implemented the 2004 Proposal and the 2005 Proposal by adopting the Rights Plan Policy. You have requested our opinion whether it is permissible under Delaware law for the Company's Board to be bound by the policy set forth in the 2005 Proposal, that requires any future rights plan adopted by the Board to be redeemed or "put to a stockholder vote" within 4 months of adoption by the Board without providing an exception to that requirement based upon the Board's exercise of fiduciary duties. For the reasons set forth below, it is our opinion that the policy embodied in the 2005 Proposal, requiring the board within 4 months of adoption of a rights plan to "redeem" or put the plan to a stockholder vote, contravenes Delaware law by failing to provide the board with a "fiduciary out."

I. THE BOARD OF DIRECTORS, AND NOT THE STOCKHOLDERS, HAS THE POWER AND DUTY TO ADOPT, MAINTAIN, TERMINATE OR AMEND A RIGHTS PLAN

Section 141(a) of the Delaware General Corporation Law ("DGCL") imposes the power and duty to manage the affairs of a Delaware corporation on the board of directors and not the stockholders. Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of The General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Paramount Communications, Inc. v. Time, Inc., Del.Ch., C.A. Nos. 10866, 10670, 10935, Allen, C., slip op. at 77-78 (July 14, 1989), aff'd., 571 A.2d 1140 (Del. 1989) ("directors, not shareholders, are charged with the duty to manage the firm"). Section 141(a) provides in part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

---

[1] For purposes of this opinion, we assume that the reference to "poison pill" in the 2005 Proposal means a stockholder rights plan.

Under §141(a), the exclusive power of a board of directors to manage the business and affairs of a corporation may be altered or limited only in the certificate of incorporation.[2] 8 Del.C. §141(a); Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation."). Importantly, the Company's Certificate of Incorporation contains no provision conferring management powers on the stockholders and thus does not deviate from the statutory rule of management by the Board.

Section 157 of the DGCL provides the statutory authority for a Delaware corporation to adopt a stockholders rights plan. That section grants to the Board of Directors the authority to adopt, terminate, and otherwise regulate a stockholder rights plan. See Moran v. Household International, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157."). Section 157 provides in part as follows:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to acquire from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

Section 157 is explicit in granting to the board the exclusive power to adopt a rights plan. Section 157(a) provides that "rights or options to be evidenced by or in such instrument or

[2] The statutory exceptions to the general rule of director management are few and generally limited to §351 (permitting stockholder management of a close corporation if set forth in the charter), §226 and §291 (permitting management by a custodian or receiver for deadlocked or insolvent corporations), and §141(c) (permitting delegation of managerial responsibilities to a committee of directors). D. Drexler, L. Black and A. Sparks, Delaware Corporation Law and Practice, §13.01[1] at 13-2 (2003) ("Drexler") ("Aside from these narrow exceptions, however, the duty and authority to manage the corporation's affairs rests in the board of directors as an entirety.").

instruments as shall be approved by the board of directors." 8 Del. C. §157(a). (Emphasis added). Section 157(b) provides that the terms upon which shares shall be purchased from the corporation "upon the exercise of any such right...shall be such as shall be stated...in a resolution adopted by the board of directors." 8 Del. C. §157(b). (Emphasis added). Section 157(b) also provides that "the judgment of the directors" as to the consideration for the issuance of such rights shall be conclusive. Id. (Emphasis added). Section 157(c) specifically authorizes the board to delegate only certain limited functions to officers of the corporation. The statute nowhere mentions stockholders or a role for stockholders in the adoption, maintenance or repeal of a rights plan. The legislature bestowed on the board of directors—and the board of directors alone—statutory power over rights plans. Section 157(b) provides that the corporation's Certificate of Incorporation may provide the terms for which shares may be issued for rights, but that provision of the statute has no application here since the Company's certificate contains no such provision. Therefore, Section 157 of the DGCL, coupled with Section 141, confers the power to adopt, repeal, or amend a rights plan exclusively on the board of directors.

II. LIMITATIONS ON OR INTERFERENCE WITH THE POWER OF THE BOARD TO ADOPT, REPEAL, OR AMEND A SHAREHOLDER RIGHTS PLAN ARE IMPERMISSIBLE UNDER DELAWARE LAW

Under Delaware law, directors have both a statutory mandate under §141 to manage the corporation and a corresponding fiduciary duty to pursue that statutory mandate. Quickturn, 721 A.2d at 1292 ("In discharging the statutory mandate of Section 141(a), the directors have a fiduciary duty to the corporation and its stockholders."). Unless otherwise provided in the certificate of incorporation, these fiduciary and statutory obligations cannot be altered or diluted in any way. Arrangements that "purport to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties" or that tend "to limit in a substantial way the freedom of directors' decisions on matters of management policy" are invalid and unenforceable. Quickturn, 721 A.2d at 1292; Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34, 51 (Del. Supr. 1994).

Recent decisions reaffirm the board's power and authority over rights plans. In Quickturn, the Delaware Supreme Court invalidated a provision in a shareholder rights plan that would prevent a board not nominated by incumbent directors from redeeming the rights for six months following election. 721 A.2d at 1292. Concluding that the provision violated Section 141(a) of the DGCL, the Court held the delayed redemption provision "restricts the Board's power in an area of fundamental importance to the shareholders - - negotiating a possible sale of the corporation". Id at 1291-92. The Court held:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from *completely* discharging its fundamental

> management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders—negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors *full* power to manage and direct the business and affairs of a Delaware corporation.

Id.

In Leonard Loventhal Account v. Hilton Hotels, 780 A.2d 245 (Del. 2001), the Delaware Supreme Court rejected a stockholder's claim that it could not be bound by a rights plan adopted without stockholder approval. The Court reiterated the long-standing Delaware rule that the power (and the duty) over rights plans resides in the board and not in the stockholders.

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Id., 780 A.2d at 249.

Quickturn and Hilton Hotels are decisions consistent with long-standing Delaware legal principles respecting the board's duty and powers in connection with rights plans and other defensive measures. The Delaware Supreme Court noted in Quickturn that a limitation on the board's authority over rights plans and other defensive measures "impermissibly circumscribes the board's statutory authority under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties." Quickturn, 721 A.2d at 1293. Quickturn rested in part on the Delaware Supreme Court's decision in Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985). There the Supreme Court stated that a board has "both the power and the duty" to deploy and maintain defenses if the board determines, in the exercise of its fiduciary duties, that such a course is in the best interests of the stockholders. Id. at 949. In Moran, the Delaware Supreme Court upheld the board's adoption of a rights plan as a legitimate exercise of the board's business judgment (finding that the "inherent powers of the Board conferred by 8 Del. C. §141(a) concerning the management of the corporation's 'business and affairs' provides the Board additional authority upon which to enact the Rights Plan"). Moran, 500 A.2d at 1354.

The 2005 Proposal would require any "future poison pill" to be "redeemed or put to a shareholder vote within 4-months" after adoption by the Board. The 2005 Proposal would deprive the Board of any power or discretion to make fundamental decisions regarding the rights plan a mere four months after adoption. Under the 2005 Proposal, in the face of a hostile bid, the Board would be forced to abandon the field by either redeeming the rights plan or ceding the decision to stockholders - - a result that contravenes Delaware law. The concept that a board such as the Company's Board would be essentially barred from functioning on a rights plan 4 months after adoption is one that no doubt could be taken advantage of by hostile bidders. Many hostile bids extend far beyond a 4 month period. The recent (and ongoing) Oracle hostile bid for Peoplesoft is more than 18 months old. The result of the implementation of the 2005 Proposal would be to interfere with and shift power away from the board on fundamental matters of policy in violation of Delaware law.

III. THE DUTY OF THE BOARD TO DETERMINE WHETHER TO REDEEM A RIGHTS PLAN CANNOT BE DELEGATED TO THE SHAREHOLDERS

A fundamental precept of Delaware law is that directors of a Delaware corporation may not delegate matters of fundamental director responsibility to the stockholders. Abdication of board responsibility or delegation of board authority to the stockholders would "violate the duty of each director to exercise his own best judgment on matters coming before the board." Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957). In Abercrombie, the Court invalidated a stockholder's agreement that obligated directors to vote in a predetermined manner, thereby restricting them from voting freely and in their own best judgment.

Delaware legal doctrine prohibiting directors from abdicating or delegating their management responsibilities has been followed consistently in subsequent cases. See e.g., Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (directors may not delegate duties that "lay at the heart of the management of the corporation"); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, ... is invalid and unenforceable"); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (directors may not delegate to stockholders the responsibility under Section 251 of the DGCL to determine that a merger agreement is advisable); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966) (directors may not delegate duty to manage corporate enterprise, but such "delegation" may be effected by certificate of incorporation); Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956) (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (directors cannot delegate the authority under Section 152 of the DGCL to fix the consideration to be received by the corporation upon the issuance of stock); McAllister v. Kallop, 1995 WL 462210 at *24 (Del. Ch. July 28, 1995) (contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, 678 A.2d 526 (Del. 1996); Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1210 (Del. Ch. 1979) (agreement by which board of charitable corporation committed years in advance to fill particular board vacancy with certain named person, regardless of circumstances that existed at time vacancy occurred, thus effectively relinquishing duty of directors to exercise their best judgment on management matters, was unenforceable), aff'd 415 A.2d 1068 (Del. 1980).

The Delaware Supreme Court reaffirmed the foregoing principles most recently in Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003), holding that the directors in that case could not act in ways that would restrict their fundamental power and duty over the enterprise. The Court there condemned the action of the directors in agreeing to a completely "locked-up" merger agreement that left the board with no alternatives. The Court found:

> The directors of a Delaware corporation have a continuing obligation to discharge their fiduciary responsibilities, as future circumstances develop . . . . The NCS board was required to negotiate a fiduciary out clause to protect the NCS stockholders if the Genesis transaction became an inferior offer. By acceding to Genesis' ultimatum for complete protection *in futuro*, the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important, i.e. receipt of a subsequent superior offer. Id at 938.

Omnicare and its predecessor decisions condemn the very result fostered by the 2005 Proposal - - delegation of authority to others and abdication of responsibility for fundamental decisions impacting the Company's future. The 2005 Proposal would rob the Board of the power to combat a hostile bid with the most basic defensive measure in existence, the Rights Plan. See, In re Pure Resources, Inc. Shareholders Litigation, 808 A.2d 420, 431 (Del. Ch. 2002) (noting that a rights plan is the "de rigeur tool of a board responding to a third party tender offer"); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (identifying the rights plan as a powerful tool for the board in defending against hostile bids and seeking higher offers); In Re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."); Hollinger International, Inc. v. Black, 844 A.2d 1022, 1089 (Del. Ch. 2004) ((upholding deployment of a rights plan against a transaction favored by the corporation's majority stockholder, finding that the plan gave the board "breathing room to identify value-maximizing transactions.")

Implementation of the 2005 Proposal would have the effect of eliminating the Board's control over the decision whether to redeem, repeal, or otherwise control a rights plan within 4 months of adoption. The absence of continuing discretion in the Board -- a fiduciary out -- materially and substantively limits, if not eliminates, the ability of the Board to fulfill its fiduciary responsibilities to the Company and its stockholders. Thus, the 2005 Proposal is invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to bind itself (or any future board of directors of the Company) to the 2005 Proposal's requirement that any future rights plan be redeemed or put to a stockholder vote within 4 months of adoption, unless there was excepted from such commitment actions which are necessary for the Board, as constituted now or in the future, to act in a manner consistent with its fiduciary duties to the Company and its stockholders.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Prickett, Jones & Elliott, P.A.

Prickett, Jones & Elliott, P.A.

JLH/JHS/TAM

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
Proponent Position on Electronic Data Systems No-Action Requests
Rule 14a-8 Proposal: Simple Majority Vote
Proponent: Nick Rossi

Rule 14a-8 Proposal: Elect Each Director Annually
Proponent: William Steiner

Ladies and Gentlemen:

The Elect Each Director Annually proposal reads:
RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

The Simple Majority Vote proposal reads:
RECCOMEND: That our Board of Directors take each step necessary for adoption of a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This includes using all means in our Board's power such as accompanying special company solicitations and one-on-one management contacts with major shareholders to obtain the high super majority vote required for formal adoption of this proposal topic. This includes an announced intent by our Board to submit this same topic proposal for 2006 shareholder proxy approval with redoubled efforts if this proposal does not receive the high super majority vote required to be adopted.

There are a number of ambiguities, unfinished arguments and/or defects in the company no action request such as:

The company argument appears ambiguous on any purported full commitment to adopt these proposals because neither the company-cited "May 6 Form 8-K" nor any subsequent Form includes:

- An up-front notice that an overwhelming 80% vote of all shares outstanding is required.
- Any statement whatsoever that management intends to solicit proxies.
- That the company "intends" to try again for shareholder approval in 2006 if it fails in 2005.

The company argument is ambiguous because, from the text in the no action request, it is not possible to determine whether the company is serious about soliciting shareholders or is simply understating its planned efforts to solicit shareholders to obtain the overwhelming 80% approval of all shares outstanding.

There is apparently no way for shareholders who track the company's SEC filings to know about the purported special solicitation. Furthermore the company does not claim that it will publish notice of the special solicitation in its definitive proxy. Additionally the company does not state the percentage of shares that it expects to reach with its solicitation.

The company does not claim that it can guarantee that it will obtain the 80% approval of all shares outstanding. The company does not even forecast that there is at least a 50-50 chance in obtaining the 80% approval.

The company creates doubt that the overwhelming 80% will be obtained by stating that it "intends" to try again in 2006 if it fails in 2005. Furthermore "intends" may not be much of a commitment because one of the meanings of intends is "proposes."

Without any forecast whatsoever of the prospect of obtaining the overwhelming 80% vote of all outstanding shares, the company incongruously states, "EDS believes it is clear that it has substantially implemented the Majority Vote Proposal ..."

In Alaska Air (March 8, 2002) the Staff did not concur with the Alaska Air rule 14a-8(i)(10) claim of substantially implemented. Alaska Air's failed argument stated that it took the "steps necessary" in its failed attempt to obtain approval of "80% of the outstanding shares" for a company-sponsored proposal. The company proposal followed a majority vote on a shareholder proposal on the same topic.

Alaska Air said, "Certainly the Board cannot, nor should it, be expected to guarantee the outcome of a particular vote." Alaska Air claimed it should get implementation credit for failure to implement due to its "good faith effort." The March 8, 2002 Staff letter stated, "We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(10)."

For these reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
David Hollander

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

This includes using all means in our Board's power such as accompanying special company solicitations and one-on-one management contacts with major shareholders to obtain the high super majority vote required for formal adoption of this proposal topic. This includes an announced intent by our Board to submit this same topic proposal for 2006 shareholder proxy approval with redoubled efforts. This would apply if this proposal does not receive the unreasonably high 80% vote of all shares in existence needed for adoption.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be similar to the Safeway Inc. 2004 definitive proxy example.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

89% Yes-Vote

We as shareholders voted solidly in support of this topic.

Year	Rate of Support
2004	89%

The 89%-vote is based on yes and no votes cast.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of any proposal which wins one majority shareholder vote.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- 2003 CEO pay of $7 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
  Plus $6 million in unexercised stock options.
- Three of our directors each owned from zero (0) to 135 shares – commitment concern.
- We had no Lead Director or Independent Chairman.
- The Corporate Library gave our board an Overall Board Effectiveness rating of "D". TCL is an independent investment research firm in Portland, Maine. TCL said that overall our company's Board Effectiveness Rating suggests that the weaknesses of the board contributed a HIGH degree of investment, credit or underwriter risk to this stock (emphasis not added).
- Our CEO, Michael H. Jordan is designated a "problem director" by The Corporate Library. Reason: Mr. Jordan was the chairperson of the committee that set executive compensation at Aetna, Inc. TCL gave Aetna a CEO Compensation rating of "F".
- Our key Audit Committee allowed membership to one director who held 8-director seats plus a CEO-job – over-extension concern.

• Our board had two insiders plus one director with non-director links to our company – independence concern.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

[November 2, 2004]

3 – Adopt Simple Majority Vote

RECCOMEND: That our Board of Directors take each step necessary for adoption of a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This includes using all means in our Board's power such as accompanying special company solicitations and one-on-one management contacts with major shareholders to obtain the high super majority vote required for formal adoption of this proposal topic. This includes an announced intent by our Board to submit this same topic proposal for 2006 shareholder proxy approval with redoubled efforts if this proposal does not receive the high super majority vote required to be adopted.

90% yes-vote

We as shareholders voted in support of this topic and one other shareholder rights topic:

Year	Simple Majority Vote	Eliminate Poison Pill
2000	60%	61%
2001	62%	64%
2002	66%	69%
2003	63%	66%
2004	90%	86%

Additionally the shareholder proposal for annual election of each director won an 89%-vote at our 2004 annual meeting. These percentages are based on yes and no votes cast.

The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of any shareholder proposal which wins but one majority shareholder vote – yet this proposal has vastly exceeded this threshold by winning 5-consecutive majority votes.

80% Vote of all Outstanding Shares Needed

The need for this proposal is highlighted by text in our 2004 annual meeting proxy. The text stated that for adoption of this proposal "an 80% vote of the outstanding shares would be required for approval."

According to the above text, and due to stock that is not voted, the 90% vote in 2004 equals "only" 71% of shares outstanding. Thus this proposal is in favor of our board using all means in our Board's power to increase the 71%-vote to an 80%-vote required for adoption with an adequate margin for unforeseen events. Our board has made no commitment to take additional accompanying steps which could be reasonably foreseen to make possible the adoption of this proposal topic.

Terminate Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring an 80% vote of all outstanding shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% of shares could force their will on the overwhelming 79% majority.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
Proponent Position on Electronic Data Systems No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Proponent: Ray T. Chevedden

Ladies and Gentlemen:

The company second opinion does not explains how a putting a matter to a vote would eliminate control. The second opinion is ambiguous in not explaining why "any future poison pill be ... put to a shareholder vote within 4-months after it is adopted by our Board" would "eliminate the Board's control over ... a rights plan."

The December 7, 2004 "Rights Plan Policy" states "The board will only adopt a rights plan if either (1) EDS' stockholders have approved adoption of the rights plan ..." The company policy now allows for stockholder approval yet the company inscrutably argues that a subordinate step, a stockholder vote, would not be allowed.

The second opinion is also vague in not stating whether or not it believes the Board could adopt the rule 14a-8 proposal in "a manner consistent with its fiduciary duties to EDS and its stockholders." The company may be raising the issue that if a Board can find a way to improperly adopt a rule 14a-8 proposal, which could be properly adopted otherwise, this would be grounds to exclude a Rule 14a-8 proposal.

This 2005 rule 14a-8 poison pill proposal submitted to EDS states:
"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

On the other hand the company is ambiguous and/or incomplete in failing to address the substantial difference in the text of this poison pill proposal and the company-cited old poison pill proposal to the Hewlett-Packard Company (December 24, 2003) and similar proposals to other companies for their 2004 annual meetings such as:
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a

shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

This is to emphasize that the proposal to Hewlett-Packard did not have this text from the proposal to EDS: "a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board."

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,


John Chevedden

cc: Ray T. Chevedden
David Hollander

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be relatively trivial in comparison to the potential loss of a valuable offer. This proposal includes using all means in our Board's power to obtain any super majority vote that may be required for formal adoption of this proposal topic such as accompanying special company solicitations and one-on-one management contacts with major shareholders.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Stock Value

I believe that if a poison pill makes our company difficult to sell – or to exchange for shares in a more valuable company – that the value of our stock suffers.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
Proponent Position on Electronic Data Systems No-Action Requests, Part 2
Rule 14a-8 Proposal: Simple Majority Vote
Proponent: Nick Rossi

Rule 14a-8 Proposal: Elect Each Director Annually
Proponent: William Steiner

Ladies and Gentlemen:

This is additional support for inclusion of this rule 14a-8 proposal.

Scuttle an Issue

This company response could be another version of "scuttle the issue" responses to shareholder proposals. One version of the guise of "scuttle the issue" is companies putting shareholder proposal topics on their ballots with enormous voting percentages required for adoption. For instance up to 80% of shares outstanding – in order to scuttle the issue. This is under the guise of "substantially implemented."

Beth Young, co-author of the *Shareholder Proposal Handbook*, 2001, said some companies set a high bar on shareholder votes in order to scuttle an issue. "They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' " Young is currently Senior Research Associate at The Corporate Library and authors TCL research reports in several disciplines, including takeover defenses.

Reference: Puget Sound Business Journal, March 19, 2004
http://seattle.bizjournals.com/seattle/stories/2004/03/22/story6.html?t=printable

It is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
David Hollander

Puget Sound Business Journal
Business Leaders Get It.

EXCLUSIVE REPORTS

From the March 19, 2004 print edition

Weyerhaeuser puts plan to a vote

Eric Engleman
Staff Writer

In a bow to investor pressure, Weyerhaeuser Co. is giving shareholders a chance to amend the company's charter to make board members stand for election each year, instead of every three years.

But the company set a high threshold for passing the amendment, making the prospects for approval unclear.

In a proxy statement recently filed with the Securities and Exchange Commission, the Federal Way-based forest-products company said it would put the issue of annual elections to a shareholder vote at its annual meeting on April 13.

Institutional investors have long demanded annual elections at Weyerhaeuser to make directors more accountable.

At the company's annual meeting last year, shareholders passed a nonbinding proposal in favor of the change, with 64 percent of the votes cast favoring the change.

Weyerhaeuser management has consistently opposed the idea, arguing that the current system of staggered, three-year terms preserves leadership continuity and provides a measure of protection against hostile takeover attempts.

"We think it helps us plan more effectively over the long term and provides greater assurance that you have some directors at any given time who understand the business," said company spokesman Frank Mendizabal.

Weyerhaeuser set a high threshold for approving the annual-election amendment. Shareholders representing at least 66 percent of the company's outstanding shares must vote in favor of the measure for it to pass, Mendizabal said.

Outstanding shares represent the entire spectrum of shareholders in the company, not just the shareholders who vote at annual meetings.

Beth Young, a senior research associate at the New York-based Council of Institutional Investors, said some companies set a high bar on shareholder votes in order to scuttle an issue.

"They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' "

Campaigns to destagger, or "declassify," boards have gained momentum in recent years as shareholders take a closer interest in corporate governance. Large institutional investors like pension funds and mutual funds have frequently backed measures to reduce executive entrenchment.

Reach Eric Engleman at 206-447-8505 ext. 117 or eengleman@bizjournals.com.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Electronic Data Systems Corporation
Incoming letter dated December 15, 2004

The first proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote. The second proposal recommends that the board take the steps necessary, in the most expeditious manner possible, to adopt and implement the annual election of each director. The third proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board.

There appears to be some basis for your view that EDS may exclude the first proposal under rule 14a-8(i)(10). In this regard, we note your representation that EDS will provide shareholders at EDS' 2005 Annual Meeting with an opportunity to approve amendments to EDS' certificate of incorporation and by-laws that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if EDS omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that EDS may exclude the second proposal under rule 14a-8(i)(10). In this regard, we note your representation that EDS will provide shareholders at EDS' 2005 Annual Meeting with an opportunity to approve an amendment to EDS' certificate of incorporation to provide for the annual election of each director. Accordingly, we will not recommend enforcement action to the Commission if EDS omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that EDS may exclude the third proposal under rule 14a-8(i)(2). Accordingly, we do not believe that EDS may omit the third proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that EDS may exclude the third proposal under rule 14a-8(i)(10). Accordingly, we do not believe that EDS may omit the third proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Kurt K. Murao
Attorney-Advisor